                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 24, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company



1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Schroder Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     Same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
     5,169,192 Schroder Nominees Limited
     5,994,168 Popeshead Nominees Limited for Schroder Unit Trusts Limited
       189,000 Schroder Executor and Trustee Company Limited
        53,000 RBSTB Nominees Limited A/C AAUKPS
       541,650 Mineworkers Pension Scheme (client)Nominees Limited A/C R 1,259,187 British Coal Superannuation Scheme (client) Nominees Limited
               A/C P
       152,000 MSS Nominees Limited A/C 756593
        77,000 MSS Nominees Limited A/C 771401
        91,000 MSS Nominees Limited A/C 809955
       751,844 MSS Nominees Limited A/C 831286
       202,000 RBSTB Nominees Limited A/C ECC
        35,200 RBSTB Nominees Limited
        75,000 Nutraco Nominees Limited A/C GWPPMPS
       400,000 Nutraco Nominees Limited A/C GWPPCIF
       809,000 Nortrust Nominees Limited
        35,000 HSBC Bank International Limited A/C 10096301
       394,000 Lloyds TSB Security Services A/C B
        33,000 Lloyds TSB Security Services A/C A
       212,000 Chase Manhattan Bank
       266,000 BT Globenet Nominees Limited
        18,100 Lloyds Bank (ID) Nominees Limited
        55,000 Vidacos Nominees Limited
        37,500 MSS Nominees Limited A/C 759371
     1,000,000 Chase Nominees Limited for Schroder Investment Management North
               America Inc.

5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:


11   Date company informed:
     24 Mar 00

12   Total holding following this notification:
     17,849,841

13   Total percentage holding of issued class following this notification:
     11.95%

14   Contact name for queries:
     Philip Rosier

15   Contact telephone number:
     01635-565583

16   Name of company official responsible for making notification:
     Philip Rosier

17   Date of notification:
     24 Mar 00


Additional Information:

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 5

                        BLOCK LISTING SIX-MONTHLY RETURN


Number of reports in announcement:
4

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Karin Watt

Tel. No:
01635 565489

Announcement Given To Third Parties:


Amendment:
No

Headline:
Blk Listing Six-Monthly Return


1    Name of company:
     MERANT plc

2    Name of Scheme:
     Micro Focus 1998 Share Option Scheme

3    Period of Return -
     From: 1st September 1999
     To:   28th February 2000

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
     23,000,000 2p Ordinary

5    Number of shares issued/allotted under scheme during period:
     849,318

6    Balance under scheme not yet issued/allotted under scheme at end of period:
     22,150,682

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
     23,000,000 2p Ordinary  September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
149.290,816

Contact name for queries:
Karin Watt

Contact telephone number:
01635 565489

Contact address:
22-30 Old Bath Road
Newbury
Berks
RG14 1QN

Name of person making return:
Karin Watt

Position of person making return:
Accountant


                                   SCHEDULE 5

                        BLOCK LISTING SIX-MONTHLY RETURN


1    Name of company:
     MERANT plc

2    Name of Scheme:
     Share Option Warrants Scheme

3    Period of Return -
     From: 1st September 1999
     To:   28th February 2000

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
     12,668,070   2p Ordinary

5    Number of shares issued/allotted under scheme during period:
     3,698,840

6    Balance under scheme not yet issued/allotted under scheme at end of period:
     8,969,230

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
     13,000,000  2p Ordinary  September 1998

     Please confirm total number of shares in issue at the end of the period in order for us to update our records:
     149,290,816

Contact name for queries:
Karin Watt

Contact telephone number:
01635 565489

Contact address:
The Lawn
22-30 Old Bath Road
Newbury
Berks
RG14 1QN

Name of person making return:
Karin Watt

Position of person making return:
Accountant

                                   SCHEDULE 5

                        BLOCK LISTING SIX-MONTHLY RETURN


1    Name of company:
     MERANT plc

2    Name of Scheme:
     XDB Systems Share Option Scheme

3    Period of Return -
     From: 1st September 1999
     To:   28th February 2000

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
     49,985   2p Ordinary

5    Number of shares issued/allotted under scheme during period:
     NIL

6    Balance under scheme not yet issued/allotted under scheme at end of period:
     49,985

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
     192,850 2p Ordinary February 1998 (Original application 38,570 Mar '98 share split 5 for 1)

     Please confirm total number of shares in issue at the end of the period in order for us to update our records:
     149,290,816

Contact name for queries:
Karin Watt

Contact telephone number:
01635 565489

Contact address:
The Lawn
22-30 Old Bath Road
Newbury
Berks
RG14 1QN

Name of person making return:
Karin Watt

Position of person making return:
Accountant


                                   SCHEDULE 5

                        BLOCK LISTING SIX-MONTHLY RETURN

1    Name of company:
     MERANT plc

2    Name of Scheme:
     Executive Share Option Scheme

3    Period of Return -
     From: 1st September 1999
     To:   28th February 2000

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
     985,313  2p Ordinary

5    Number of shares issued/allotted under scheme during period:
     580,356

6    Balance under scheme not yet issued/allotted under scheme at end of period:
     404,957

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
     2,000,000  2p Ordinary  May 1998

     Please confirm total number of shares in issue at the end of the period in order for us to update our records:
     149,290,816

Contact name for queries:
Karin Watt

Contact telephone number:
01635 565489

Contact address:
The Lawn
22-30 Old Bath Road
Newbury
Berks
RG14 1QN


Name of person making return:
Karin Watt

Position of person making return:
Accountant


Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 27, 2000              By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer